2024 REPORT

Holdon Bags Inc


A Better Way,
A Better Bag.
Heavy duty bags made from compostable and plant-based renewables to help reduce traditional plastic waste.
HEAVY DUTY
COMPOSTABLE
BPA-FREE PFOA-FREE
BPI CERTIFIED
HoldOn

LETTER

Dear investors,

We are happy with the HoldOn Bags results from 2024, especially the work done on Amazon.com and in Target stores nationwide. New customers are meeting and learning about our brand each day - in stores and online. I am proud of our team's resiliency in the face of a difficult fundraising environment. Last year, we completed a seed round and were able to drive new growth via digital and retail marketing efforts.

We need your help!

The best way to help our business is to tell your friends & family about our story. You can help educate your community about the issues with plastics and micro-plastics in the environment. We all can make small choices - like buying and using compostable

can make small choices - like buying and using compostable materials when possible - that add up to big changes. Please find us and buy us in Target stores or on Target.com and tell your networks about the HoldOn brand.

Sincerely,

Livio Bisterzo

Founder

How did we do this year?

REPORT CARD

B+

☺ The Good

We are performing will in Target (our key retail account) and will be expanding our door count in April 2025.

Our business on Amazon.com continues to grow quickly and has doubled since 2023.

We were recognized as a "World Changing Idea" by Fast Company

☹ The Bad

In Kroger stores, we couldn't achieve a competitive price on shelf (after

distributor mark ups) and will be leaving the account.

It's been a challenging environment to raise growth capital for the business - our marketing and sales has been constrained.

Our General Manager Justin left the business in Dec. 2025.

2024 At a Glance

January 1 to December 31


$$$$

$3,933,254 +26%
Revenue



-$2,251,054
Net Loss


IOU!

$1,289,493 +46%
Short Term Debt



$2,786,980
Raised in 2024



$187,635
Cash on Hand
As of 03/15/25


Revenues
Profit
$3,133,281
-$1,752,288
$3,933,254
-$2,251,054
2023
2024

Net Margin: -57% Gross Margin: 56% Return on Assets: -228% Earnings per Share: -$0.24

Revenue per Employee: $1,966,627 Cash to Assets: 20% Revenue to Receivables: 4,673

Debt Ratio: 174%

Holdon_Bags_Financials_and_CPA_Review_Report_2023__2022__and_2021.pdf

ProfitandLoss__6_.pdf BalanceSheet__6_.pdf StatementofCashFlows__3_.pdf

HoldOn_Bags_Financial_Report_2024.pdf

We ❤ Our 346 Investors

Thank You For Believing In Us

Jordan Schachtel
Hatem Rowaihy
Megan Sawtelle
Sonne Steele
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Igor Tsukerman
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Juliann F.N. Francis
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Tyrell Wade
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Angela Widler
Michelle Gonzalez
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Antoinette Fowler
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Liz Verity
Jennifer Marion
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Karen Byorth
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Patrice Eddy
Claudia Kirkwood
Katharine Beardslee
Doreen Kuneck
Sabrina Browne
Kelly Dalton
Charles Wooley
Michael Peek

Thank You!

From the Holdon Bags Inc Team



Livio Bisterzo

Founder

A lifelong entrepreneur, Livio founded Green Park with a mission to create, operate, and accelerate disruptor CPG brands where doing good business means doing more...



Jenny Konopinski

Director of Marketing

Jenny is a marketing leader with over a decade of experience in building mission-driven brands, specializing in data-driven...



Esther Hong

Director of Operations

Esther is a seasoned professional in Supply Chain Management & Operations, and has worked with remarkable...

Details

The Board of Directors

Director	Occupation	Joined
Livio Bisterzo	Chief Executive @ Green Park Brands LP	2022

Officers

Officer	Title	Joined
Livio Bisterzo	CEO	2022

Voting Power

Holder	Securities Held	Voting Power
Green Park Brands LP	8,685,269 Common + Series Seed Preferred Stock. 85% owned by Livio Bisterzo	92.3%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2022	$500,000		Other
05/2022	$500,000	Preferred Stock	Section 4(a)(2)
12/2022	$1,710,000	Safe	Section 4(a)(2)
09/2023	$205,000		Other
11/2023	$300,000		Other
12/2023	$103,500		4(a)(6)
12/2023	$616,230		Section 4(a)(2)
03/2024	$1,860,000	Safe	Section 4(a)(2)
08/2024	$310,750		Other
02/2025	$147,270		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Green Park Brands	01/01/2022	$500,000	$0	0.0%		Yes
WebBank	09/13/2023	$205,000	$0	15.76%		Yes
Bottleneck Credit Fund I	11/15/2023	$300,000	$270,000	15.0%	11/15/2025	Yes
Green Park Brands LP	12/31/2023	$616,230	$233,641	5.0%	12/31/2028	Yes
WebBank	08/09/2024	$310,750	$260,000	15.66%		Yes

Related Party Transactions

The Company is a subsidiary of another Entity ("the Entity") that owns 94% of all the Company's issued and outstanding shares as of December 31, 2022. Throughout 2022, this Entity paid operating expenses on behalf of the Company in the total amount of $1,124,443. In exchange for funding its operations, the Company converted $500,000 of this payable into 994,720 shares of its Preferred Stock. Furthermore, the Company converted an additional

994,720 shares of its Preferred Stock. Furthermore, the Company converted an additional $500,000 of this payable into a SAFE Note of equal face value (please see "Note 5" for further information). As of December 31, 2022, the remaining balance of $124,442 bears no interest rate, no security interest, and is due upon demand. The balance as of September 2023 is approximately $500,000.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	13,000,000	8,410,525	Yes
Series Seed Preferred Stock	2,000,000	994,720	Yes

Warrants:	249
Options:	505

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on our ability to raise sufficient capital to fund our sales growth. At our current size, our business is unprofitable, and we expect to remain unprofitable in the near term. We are reliant on outside investors to fund our losses until we can achieve profitability (or reach a liquidity event.)

Our future success depends on foreign suppliers that manufacture our products. Any production problems could lead to delays or cost overruns. These may include rising inputs costs, supplier reliability, quality control, or challenges in scaling up production.

Our products compete for customers and shelf space against established brands that are owned by large multinational CPG companies like The Clorox Company & Reynolds Consumer Products. These large CPG conglomerates have greater access to marketing and R&D resources, which could be used to capture our customers or to create a superior product.

A sufficient number of customers may not be interested in compostable household products. When considering a switch to compostable materials, consumers face trade offs in product performance vs. traditional plastic bags. The sustainable/compostable segment of the household storage market may remain small.

We rely on shipping, freight, and warehousing partners to import our finished good and to distribute to retailers and customer households. Any disruptions to our supply chain could lead to delays or cost overruns. These may include issues with import tariffs, inventory losses, or

out-of-stocks.

There are few barriers to entry in the commoditized consumer product categories that we operate in, especially in online/direct-to-consumer sales channels. Our products can be copied or imitated by new or established competitors. Our future success depends on our ability to create a lasting brand that consumers know and trust.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Livio Bisterzo is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company

to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the

following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Holdon Bags, Inc.

Delaware Corporation
Organized April 2021
2 employees
730 Arizona Ave.

Santa Monica CA 90401 https://holdonbags.com/

Business Description

Refer to the Holdon Bags Inc profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Holdon Bags Inc is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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